Via EDGAR
April 20, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jay Ingram, Legal Branch Chief

Re:	Mistras Group, Inc. Registration Statement on Form S-3 Filed April 15, 2011 File No. 333-173513
Ladies and Gentlemen:
Mistras Group, Inc., a Delaware corporation (the “Registrant”), is submitting this letter in response to the comment from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 19, 2011 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-3 (the “Registration Statement”).
We are filing herewith Amendment No. 1 to the Registration Statement in response to the Comment Letter. Set forth below is the Staff’s comment contained in the Comment Letter and the Registrant’s response.
Registration Statement on Form S-3
1. You indicate that Exhibits 25.1 and 25.2 will be filed, if necessary, by a post-effective amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. Please note that companies that rely on Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type “305B2.” In this situation, companies should not file the Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Refer to Section 206.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.
Response
We respectfully inform the Staff that we will not know the name of the trustee at the time of effectiveness of the Registration Statement, and, accordingly, will electronically file the Form T-1 on a Form 305B2 after effectiveness. In response to the Staff’s comment, the Exhibit Index to the Registration Statement has been amended to reflect that the Form T-1 will be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939.

Securities and Exchange Commission
April 20, 2011	Page 2
In addition, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m., Eastern Time, on April 22, 2011, or as soon thereafter as practicable. The undersigned is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.
     In support of its request for acceleration, the Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call the undersigned at (609) 716-4128.

Very truly yours, Mistras Group, Inc.
/s/ Michael C. Keefe
Michael C. Keefe
Executive Vice President, General Counsel and Secretary

cc:	Sheldon G. Nussbaum, Esq. Fulbright & Jaworski L.L.P. via facsimile at (212) 318-3400